O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: MNEIDELL@OLSHANLAW.COM
DIRECT DIAL: 212-451-2230

February 5, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Registrant: Biglari Holdings Inc.
Filing: Registration Statement on Form S-3
Registration No.: 333-186452
Filing Date: February 5, 2013

Dear Sir or Madam:

On February 5, 2013, Biglari Holdings Inc. (the “Company”) transmitted the above captioned Registration Statement on Form S-3 (the “Registration Statement”) for the registration under the Securities Act of 1933, as amended, of transferable subscription rights to purchase common stock of the Company, and the underlying shares of common stock deliverable upon exercise of the subscription rights, via the Securities and Exchange Commission’s EDGAR system for filing.

Please direct any questions or comments that you may have concerning the Registration Statement by telephone to Steve Wolosky at 212-451-2333 or the undersigned at 212-451-2230 or by facsimile to 212-451-2222.

Very truly yours,

/s/ Michael R. Neidell

Michael R. Neidell

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM